Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1. Material Event - April 18, 2007

2. Market Announcement - April 19, 2007

Item 1

PETROLEO BRASILEIRO S.A. Publicly Traded Company CNPJ/MF Nº 33.000.167/0001-01 NIRE 33.300.032.061	ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ/MF Nº 33.256.439/0001-39 NIRE 35.300.109.724	BRASKEM S.A. Publicly Traded Company CNPJ/MF Nº 42.150.391/0001-70 NIRE 29.300.006.939

MATERIAL EVENT

Petróleo Brasileiro S.A. (“Petrobras”), Ultrapar Participações S.A. (“Ultrapar”) and Braskem S.A. (“Braskem”), in compliance with the order contained in the writ of prevention Nº 087000.001707/2007-80 (“Writ of Prevention”) issued by the Administrative Council for Economic Defense - CADE (the Brazilian anti-trust authority), in the context of CADE’s review of the acquisition by Petrobras, Ultrapar and Braskem of the companies that form the Ipiranga Group (the transaction), as described in the Material Event notice published on March 19, 2007, hereby inform interested parties that:

The companies appreciate the concern that motivated CADE to issue the Writ of Prevention and have already started to prepare analyses and information to be submitted to CADE, demonstrating that the transaction would benefit competitiveness of the petrochemical sector and would consolidate the Brazilian fuel distribution market without causing any harm to consumer interests.

The Writ of Prevention did not affect the closing of the acquisition of the controlling interest of Ipiranga Group - as described in the Material Event released on March 19 this year - which was concluded today.

The companies will comply with the provisions contained in the Writ of Prevention, as set forth below:

“(i)
Petróleo Brasileiro S.A. - Petrobras, or any of its subsidiaries or affiliates, is forbiden to take part in deliberating, negotiating, discussing or any meeting, under any excuse, on matters concerning commercial and strategic aspects of Copesul - Companhia Petroquímica do Sul, as well as to request, as a shareholder, documents, papers and information which cover, even indirectly, decisions taken in these matters;

(ii)
Braskem S.A., or any of its subsidiaries or affiliates, is forbidden to take part in deliberating, negotiating, discussing or any meeting, under any excuse, on matters concerning commercial aspects and business development of the acquired Ipiranga Química S.A. and Ipiranga Petroquímica S.A. - except in what regards those assets covered under item i - as well as to request, as a shareholder, documents, papers and information which cover, even indirectly, decisions taken in these matters;

(iii)
Petrochemical assets of the Ipiranga group - except for those assets covered in item (i) and those related to these assets - and the assets of Petrobras referred to in item (b), above, must remain a legally independent unit, including the continuance of the line of products, brand and distribution network;

(iv)	Decisions related to the development of the businesses of Copesul - Companhia Petroquímica do Sul must preserve the economic value of the petrochemical assets covered in item ( ii);

(v)
Petróleo Brasileiro S.A. - Petrobras, or any of its subsidiaries or affiliates, is forbidden to participate in deliberating, negotiating, discussing and any meeting, under any pretext, on commercially and strategically related matters related to the acquired fuel distribution business;

(vi)	With regard to items (i), (ii), (v), the independent manager that will be constituted, must preserve the competitive relationships previously existing in their operation;

(vii)
The petitioners must publish a Material Event announcement, under the terms of the applicable legislation, with the objective of informing the market of the conditions established by CADE in its writ of prevention, to preserve the competitive conditions in the sectors affected by the operation, as well as preserving the reversible nature of the transaction;

(viii)
The writ of prevention here presented may be reviewed at any time, at the behest of CADE or at the request of the petitioners, if in the judgement of the General Assembly of CADE, they do not affect the requirements that motivated its issuance, or that the measures adopted show themselves to be insufficient to guarantee the preservation of the reversible nature of the transaction;

(ix)
Infringement of any of these obligations herein established, declared by the Plenary Session of CADE, will be penalized with a daily fine, which will be registered against the company as an executed tax debt, of 100.000 (one hundred thousand) UFIRs, per item infringed, without any harm to the other applicable civil or criminal sanctions applicable, as well as the legal implementation of this decision, which constitutes an extrajudicial execution instrument for all legal purposes.”

The closing of the acquisition of the shares of the controlling shareholders of Ipiranga occurred today, under the terms agreed in the Sale and Purchase Agreement signed on March 18, 2007. The amounts of ordinary and preferred shares in each Ipiranga Group company set forth below were acquired from the Controlling Shareholders:

	RPI	DPPI	CBPI
Ordinary shares linked to the Shareholders Agreement	5,746,232	5,447,868	n.a.
% of Total Capital	19.41%	17.02%	n.a.
Ordinary shares not linked to the Shareholders Agreement	860,599	1,959,258	1,341,319
% of Total Capital	2.91%	6.12%	1.27%
Preferred shares	2,276,295	2,239,771	402
% of Total Capital	7.69%	7.00%	0.00%

Payment for the acquisition of the shares described above amounted to R$2.1 billion.

All other information contained in the Material Event notice released on March 19, 2007 remains in effect.

São Paulo, April 18, 2007.

Almir Guilherme Barbassa Chief Financial and Investor Relations Officer of Petróleo Brasileiro S.A.	André Covre Chief Financial and Investor Relations Officer of Ultrapar Participações S.A.	Carlos Fadigas Chief Financial and Investor Relations Officer of Braskem S.A.

Item 2

PETROLEO BRASILEIRO S.A. Publicly Traded Company CNPJ/MF Nº 33.000.167/0001-01 NIRE 33.300.032.061	ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ/MF Nº 33.256.439/0001-39 NIRE 35.300.109.724	BRASKEM S.A. Publicly Traded Company CNPJ/MF Nº 42.150.391/0001-70 NIRE 29.300.006.939

Market Announcement

Petróleo Brasileiro S.A. (“Petrobras”), Ultrapar Participações S.A. (“Ultrapar”) and Braskem S.A. (“Braskem”, together with Petrobras and Ultrapar “Acquirers”), in compliance with OFFICIAL LETTER/CVM/SEP/GEA 2/ Nº 131/07 dated April 18, 2007 (“OFFICIAL LETTER”), as a complement to the Material Events released on March 19, 2007 and April, 18, 2007, hereby make public the general conditions of the commission contract originated in the Investment Agreement executed by the Acquirers on March 19, 2007, which regulates the relationship between these companies during the acquisition process of the Ipiranga Group:

(i) Commission. Ultrapar is acting as a commission agent for Petrobras and Braskem, under the terms of Articles 693 and following articles of the Civil Code. The object of the commission is (A) the acquisition by Ultrapar on behalf of Petrobras, of the fuel and lubricant distribution businesses located in the North, Northeast and Central West (“Northern Distribution Assets”), as well as the acquisition on behalf of Braskem and Petrobras, of the Petrochemical Assets, represented by Ipiranga Química S.A. (“ICQ”), Ipiranga Petroquímica S.A. (“IPQ”) and its equity stake in Copesul - Companhia Petroquímica do Sul (“Petrochemical Assets”); and, (B) the transfer to Braskem and Petrobras of the Petrochemical Assets and to Petrobras of the Northern Distribution Assets.

(ii) Price of the Petrochemical Assets. The price of the Petrochemical Assets is R$2.5 billion, and shall be paid by Braskem and Petrobras to Ultrapar in 3 (three) installments, as follows (a) the first installment of R$652 million owed by Braskem and R$429 million by Petrobras, (b) the second installment of R$256 million owed by Braskem and R$169 million by Petrobras, and (c) the third installment of R$596 million to be paid by Braskem and R$394 million by Petrobras.

(iii) Price of the Northern Distribution Assets. The price of the Northern Distribution Assets is R$1.1 billion, and shall be paid by Petrobras to Ultrapar in 3 (three) installments, as follows (a) the first installment of R$313 million, (b) the second installment of R$95 million and (c) the third installment of R$706 million.

(iv) Date of Asset Transfer. The Northern Distribution Assets and the Petrochemical Assets will be delivered after Ultrapar receives the three installments indicated in item (iii) above, which should occur after the accomplishment of the conditions established in items (viii) or (ix) below.

(v) Payment Dates. Braskem and Petrobras must pay Ultrapar each installment of the price of the Northern Distribution Assets and the Petrochemical Assets on the following dates: (a) the first installment has already been paid on April, 18, 2007, (b) the second installment on the date of financial settlement by Ultrapar of the mandatory Tender Offer (“TOs”) carried out as a result of the change of the control of Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Produtos de Petróleo Ipiranga (“CBPI”), and (c) the third installment on the date of the effective transfer of the Northern Distribution Assets to Petrobras and the Petrochemical Assets to Braskem/Petrobras, as applicable.

(vi) Guarantees. Ultrapar has pledged: (A) in favor of Braskem and Petrobras, in the proportion of 60% and 40%, respectively, all the ordinary shares and 50% (fifty percent) of the preferred shares issued by RPI acquired from the former controlling shareholders. The shares issued by RPI acquired in the TOs will also be pledged in favor of Braskem and Petrobras, in the same proportion. After the exchange offer of the shares of RPI, Ultrapar must ensure that the pledge of the shares of RPI will be substituted by the pledge of all the shares issued by ICQ, and, (B) in favor of Petrobras, 31% of the ordinary shares of DPPI and 78% of the preferred shares issued by DPPI acquired from the former controlling shareholders, as well as 100% of the ordinary shares of CBPI acquired from the former controlling shareholders. After the TOs, Ultrapar will pledge, in substitution to the 1,482,751 ordinary shares issued by DPPI, 3,013,903 ordinary shares issued by CBPI which will be acquired, presuming that all the ordinary shares issued by CBPI will be acquired in its respective TO.

(vii) Commission. Braskem and Petrobras shall pay Ultrapar, as a commission, on the date of the transfer of the Northern Distribution Assets and the Petrochemical Assets, the sum of R$5,000,000.00.

(viii) Transfer of the Assets. After the conclusion of asset segregation, operation based on the exchange offer of the shares of RPI, DPPI and CBPI and for the capital reduction of CBPI and RPI and the partial spin-off of CBPI, Ultrapar shall transfer: (A) the Petrochemical Assets to Braskem, through the transfer of the ordinary shares representing 60% of ICQ’s capital, and to Petrobras through the transfer of ordinary shares representing 40% of the ICQ’s capital and, (B) the Northern Distribution Assets, through the transfer to Petrobras of all the shares of the company which was spun-off from CBPI and which holds all the Northern Distribution Assets.

(ix) Delays or Justified Impediments to the Transfer of Assets. The commission is irrevocable, so, in the event of the transfer or handover of the Northern Distribution Assets and/or the Petrochemical Assets (A) being in any way restricted or suspended, due to legal, judicial or administrative order, which remains in place for a period of more than 120 (one hundred and twenty) days, or (B) has not occurred by April 18, 2008, an alternative reorganization will be implemented, containing, among others, the spin-off of CBPI, DPPI and RPI, in order to segregate the Northern Distribution Assets and the Petrochemical Assets in the spun-off companies, the shares of these spun-off companies being subsequently handed over to Petrobras and Braskem, as applicable.

On April 18, 2007, the Acquirers have also celebrated shareholders agreements of RPI, DPPI, CBPI, IPQ and ICQ, which were properly filed in the respective companies, together with the Memorandum of Understanding celebrated between Braskem and Petrobras related to the Petrochemical Assets, which became effective as of yesterday as a result of the closing of the sale and purchase agreement dully signed with the former controlling shareholders of Ipiranga.

São Paulo, April 19, 2007.

Almir Guilherme Barbassa Chief Financial and Investor Relations Officer of Petróleo Brasileiro S.A. - Petrobras	André Covre Chief Financial and Investor Relations Officer of Ultrapar Participações S.A.	Carlos Fadigas Chief Financial and Investor Relations Officer of Braskem S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date: April 20, 2007	By:	/s/ Andre Covre
Name: Andre Covre
Title: Chief Financial and Investor Relations Officer

(Material Event, April 18, 2007 and Market Announcement, April 19, 2007)